

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2024

Ben Naccarato
Executive Vice President and Chief Financial Officer
Perma-Fix Environmental Services, Inc.
8302 Dunwoody Place, #250
Atlanta, GA 30350

> **Re: Perma-Fix Environmental Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 2, 2024**
> **File No. 333-283555**

Dear Ben Naccarato:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation